UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Turning Point Brands, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

90041L105
(CUSIP Number)

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

March 17, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 11,069,442
9 Sole Dispositive Power 0
10 Shared Dispositive Power 11,069,442
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,069,442
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 58.8%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Standard General Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 7,403,966
9 Sole Dispositive Power 0
10 Shared Dispositive Power 7,403,966
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,403,966
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 39.3%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. P Standard General Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,228,943
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,228,943
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,228,943
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 11.8%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. Standard General Focus Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 209,464
9 Sole Dispositive Power 0
10 Shared Dispositive Power 209,464
11	Aggregate Amount Beneficially Owned by Each Reporting Person 209,464
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 1.1%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 11,069,442
9 Sole Dispositive Power 0
10 Shared Dispositive Power 11,069,442
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,069,442
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 58.8%
14	Type of Reporting Person (See Instructions) IN, HC

AMENDMENT NO. 3 TO SCHEDULE 13D

Item 1.                          Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to Common Stock, par value $0.01 per share (“Turning Point Common Stock”), of Turning Point Brands, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The address of the principal executive offices of the Issuer is 5201 Interchange Way, Louisville, Kentucky 40229. This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Original Schedule 13D”) that was filed on May 13, 2016 (the Original Schedule 13D, as amended on June 29, 2016, on November 25, 2016 and by this Amendment, the “Schedule 13D”).  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as in the Schedule 13D.

This amendment is being filed to amend and supplement Items 4, 5 and 6 of the Schedule 13D as follows:

Item 4.                 Purposes of Transaction

On March 17, 2017, certain of the SG Parties and Thomas F. Helms, Jr. further amended their previously disclosed loan agreement in order to provide that certain of the SG Parties would loan an additional $700,000 ($1,000,000 in the aggregate) to Thomas F. Helms, Jr. and that Mr. Helms, at the request of Standard General L.P. (including its affiliates, "SG") at any time in its sole discretion and within two business days of the request, would repay a portion of the amounts loaned by certain of the SG Parties by delivering an additional 250,000 shares (400,000 shares in the aggregate) of the Turning Point Common Stock owned by him, which for such purpose shall be valued at the 30 calendar day trailing volume weighted average price of the Turning Point Common Stock on the date of the request.  In addition, Mr. Helms agreed to continue to provide the SG Parties, for nine months from the date of the amendment, authority to exercise investment discretion on his behalf with respect to 500,000 of the shares of the Turning Point Common Stock owned by him that had been previously pledged as collateral under the loan agreement.

Item 5.                 Interest in Securities of the Issuer

(a), (b) and (d)  See Items 7-11 of the cover pages and Item 2 of the Schedule 13D.

The percentage calculations herein are based upon the statement in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, as filed with the Securities and Exchange Commission on March 13, 2017, that there were 18,818,109 shares of Common Stock outstanding as of March 6, 2017.

Item 6.                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issue

See Item 4.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:                March 20, 2017

STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

STANDARD GENERAL MASTER FUND L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

P STANDARD GENERAL LTD.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

STANDARD GENERAL FOCUS FUND L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim